                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)*



                             Laser Power Corporation
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                                (Name of Issuer)


                     common stock, par value $.001 per share
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                         (Title of Class of Securities)


                                   51806K 10 4
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                                 (CUSIP Number)


                                Richard C. Laird
                            Executive Vice President
                             Union Miniere USA Inc.
                          3120 Highwoods Blvd, Ste. 110
                                Raleigh, NC 27604
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 19, 2000
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             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 pages)

---------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

-----------------------------------                  ---------------------------
CUSIP NO.  51806K 10 4                               Page 2 of 7 Pages
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--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     n.v. Union Miniere s.a.

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2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
                                                                         (b) [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     WC

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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [_]

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6.   Citizenship or Place of Organization

     Belgium

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               7.   Sole Voting Power
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           957,795
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    957,795
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     957,795

--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     9.95

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------                  ---------------------------
CUSIP NO.  51806K 10 4                               Page 3 of 7 Pages
-----------------------------------                  ---------------------------


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Union Miniere USA Inc.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     WC

--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware

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               7.   Sole Voting Power
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           957,795
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    957,795
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     957,795

--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     9.95

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

-----------------------------------                  ---------------------------
CUSIP NO.  51806K 10 4                               Page 4 of 7 Pages
-----------------------------------                  ---------------------------

         This Amendment No. 3 to Schedule 13D relating to the common stock, par value $0.001 per share, of Laser Power Corporation, a Delaware corporation ("Laser Power"), is being filed on behalf of (i) Union Miniere USA Inc., a Delaware corporation formerly known as Union Miniere Inc. ("Union Miniere USA"), by virtue of its direct beneficial ownership of Laser Power's common stock and
(ii) n.v. Union Miniere s.a., a Belgian corporation, which owns approximately 82% of the stock of Union Miniere USA. The remaining stock of Union Miniere USA is held by n.v. Sogem s.a., a Belgian corporation, virtually all of the outstanding shares of which are held by n.v. Union Miniere s.a. This Amendment No. 3 is being filed to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission ("SEC") on October 6, 1999, as amended on April 7, 2000 and on June 1, 2000 (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning as set forth in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended to add the following information:

         On June 15, 2000, Union Miniere USA, a wholly owned subsidiary of Union Miniere S.A., revised its offer to merge with Laser Power. Under the terms of the revised offer, Laser Power's stockholders would receive all cash consideration with a guaranteed "floor" of $4.25 per share. The actual per share price of Union Miniere USA's offer would be determined using the same formula as the offer made by II-VI Corporation: the actual per share cash consideration to be paid for each outstanding share of Laser Power common stock would be based on the volume weighted average trading price of II-VI's common stock during the 12 trading days prior to the commencement of the tender offer and would be fixed at the time of commencement. The offer also contained a ceiling of $4.55 per share.

         On June 16, 2000, Union Miniere USA again revised its offer (the "June 16 offer") to merge with Laser Power. Under the terms of the June 16 offer, Laser Power's stockholders will receive $4.40 per share, all in cash, for each outstanding share of Laser Power common stock. The source of the funds used to pay for these shares will be from Union Miniere USA's working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended to add the following information:

         On June 15, 2000, Union Miniere USA, a wholly owned subsidiary of Union Miniere S.A., revised its offer to merge with Laser Power. On June 16, 2000, Union Miniere USA again revised its offer to merge with Laser Power. Under the terms of the June 16 offer, Laser Power's stockholders will receive $4.40 per share, all in cash, for each outstanding share of Laser Power common stock. Under the terms of the Agreement of Plan of Merger, Laser Power's Board of Directors is required to accept Union Miniere USA's revised offer if its terms are at least as favorable as the terms of II-VI's offer. On June 18, 2000, Laser Power's Board of Directors determined that the terms of the June 16 offer are at least as favorable as the terms of II-VI's offer. On June 19, 2000, the parties signed an amendment to the Agreement of Plan of Merger to reflect the terms of the June 16 offer. ACEC, Inc. ("ACEC"), a Delaware corporation and a wholly owned subsidiary of Union Miniere USA, will commence the tender offer for all of the outstanding shares of Laser Power common stock by July 3, 2000.

ITEM 5.  INTEREST IN SECURITIES OF LASER POWER

         The first paragraph of Item 5(a) is hereby amended to state in its entirety as follows:

-----------------------------------                  ---------------------------
CUSIP NO.  51806K 10 4                               Page 5 of 7 Pages
-----------------------------------                  ---------------------------

         (a) Union Miniere USA is the beneficial owner of 957,795 shares of Laser Power's common stock. Because n.v. Union Miniere s.a. owns, directly or indirectly, virtually all of the shares of outstanding stock of Union Miniere USA, n.v. Union Miniere s.a. beneficially owns all of these shares. The shares beneficially owned by the Reporting Persons represent approximately 9.95% of Laser Power's outstanding common stock (calculated as required by Rule 13d-3(d)(1) and based on there being 9,622,150 shares of Laser Power common stock outstanding on March 26, 2000, according to Laser Power's Quarterly Report on Form 10-Q dated May 9, 2000).


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended to add the following information:

         On June 1, 2000, Union Miniere USA entered into a definitive Agreement and Plan of Merger with Laser Power and ACEC whereby Laser Power would become a wholly owned subsidiary of Union Miniere USA. The Agreement and Plan of Merger was amended on June 19, 2000. Under the terms of the Agreement and Plan of Merger (as amended, the "Amended Agreement and Plan of Merger") and as a first step to the merger, ACEC will commence a tender offer by July 3, 2000 for all of Laser Power's outstanding shares of common stock for a cash purchase price of $4.40 per share, for a total cash purchase price of approximately $38.1 million. Laser Power will be merged with and into ACEC following the satisfaction of certain conditions in the Amended Agreement and Plan of Merger, including, among other things, the approval of the United States Department of Defense and the Committee on Foreign Investments in the United States. Each of the board of directors of Union Miniere USA and Laser Power has approved the Amended Agreement and Plan of Merger and the tender offer and merger transactions contemplated thereby. A copy of the Agreement and Plan of Merger is attached hereto as Exhibit 5 and a copy of the amendment to the Agreement and Plan of Merger is attached hereto as Exhibit 6.

ITEM 7            MATERIAL TO BE FILED AS EXHIBITS

 Exhibit                                Description
 -------                                -----------
    1    Joint Filing Agreement
    2 Confidentiality Agreement between Laser Power and Union Miniere USA, dated February 25, 1999.*
    3    Press Release dated June 16, 2000. 4 Press Release dated June 19, 2000.
    5 Agreement and Plan of Merger dated as of June 1, 2000 by and between Laser Power, Union Miniere USA and ACEC (attachment omitted).*
    6 Amendment to the Agreement and Plan of Merger dated as of June 19, 2000 by and between Laser Power, Union Miniere USA and ACEC.

-------------------------------
*Previously filed.

-----------------------------------                  ---------------------------
CUSIP NO.  51806K 10 4                               Page 6 of 7 Pages
-----------------------------------                  ---------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  June 20, 2000                                   n.v. Union Miniere s.a.


                                                        /s/ Thomas Leysen
                                                        ------------------------
                                                        Thomas Leysen
                                                        Chief Executive Officer


Dated:  June 20, 2000                                   Union Miniere USA Inc.


                                                        /s/ Richard C. Laird
                                                        ------------------------
                                                        Richard C. Laird
                                                        Executive Vice President

-----------------------------------                  ---------------------------
CUSIP NO.  51806K 10 4                               Page 7 of 7 Pages
-----------------------------------                  ---------------------------

                                  EXHIBIT INDEX

 Exhibit                                Description
 -------                                -----------
    1    Joint Filing Agreement
    2 Confidentiality Agreement between Laser Power and Union Miniere USA, dated February 25, 1999.*
    3    Press Release dated June 16, 2000. 4 Press Release dated June 19, 2000.
    5 Agreement and Plan of Merger dated as of June 1, 2000 by and between Laser Power, Union Miniere USA and ACEC (attachment omitted).*
    6 Amendment to the Agreement and Plan of Merger dated as of June 19, 2000 by and between Laser Power, Union Miniere USA and ACEC.

-------------------------------

*Previously filed.